Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 7,	May 8,
	2011	2010
Earnings:
Income before income taxes	$854,049	$737,192
Fixed charges	164,752	153,812
Less: Capitalized interest	(532)	(757)

Adjusted earnings	$1,018,269	$890,247

Fixed charges:
Gross interest expense	$112,794	$107,677
Amortization of debt expense	6,060	4,505
Interest portion of rent expense	45,898	41,630

Fixed charges	$164,752	$153,812

Ratio of earnings to fixed charges	6.2	5.8

	Fiscal Year Ended August
	2010	2009	2008	2007	2006
	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)

Earnings:
Income before income taxes	$1,160,505	$1,033,746	$1,007,389	$936,150	$902,036
Fixed charges	223,608	204,017	173,311	170,852	156,976
Less: Capitalized interest	(1,093)	(1,301)	(1,313)	(1,376)	(1,985)

Adjusted earnings	$1,383,020	$1,236,462	$1,179,387	$1,105,626	$1,057,027

Fixed charges:
Gross interest expense	$156,135	$143,860	$120,006	$121,592	$110,568
Amortization of debt expense	6,495	3,644	1,837	1,719	1,559
Interest portion of rent expense	60,978	56,513	51,468	47,541	44,849

Fixed charges	$223,608	$204,017	$173,311	$170,852	$156,976

Ratio of earnings to fixed charges	6.2	6.1	6.8	6.5	6.7